Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Three and six months ended June 30, 2014 and 2013

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

		June 30,	December 31,
	Note	2014	2013
Assets

Current assets:
Cash and cash equivalents		$36,371	$30,301
Trade and other receivables		19,192	15,471
Inventories	7	14,513	14,087
Prepaid expenses and other current assets		1,830	852
Total current assets		71,906	60,711

Non-current assets:
Property, plant and equipment		18,377	19,945
Intangible assets	8	24,985	2,716
Goodwill		36,291	36,291
Investments	17	7	157
Long-term trade receivables		-	219
Other long-term assets		174	175
Total assets		$151,740	$120,214

Liabilities and Equity

Current liabilities:
Trade and other payables	9	$15,748	$11,484
Deferred revenue		3,204	6,160
Provisions	10	5,974	6,819
Finance lease liability	11	1,333	1,399
Debt to Dantherm Power A/S non-controlling interests		-	566
Total current liabilities		26,259	26,428

Non-current liabilities:
Finance lease liability	11	10,296	10,772
Deferred gain	11	4,504	4,734
Provisions	10	4,908	4,857
Debt to Dantherm Power A/S non-controlling interests		580	-
Employee future benefits		3,174	3,169
Total liabilities		49,721	49,960

Equity:
Share capital	12	914,707	866,574
Treasury shares	12	-	(118)
Contributed surplus	12	288,070	296,368
Accumulated deficit		(1,098,918)	(1,091,187)
Foreign currency reserve		245	9
Total equity attributable to equity holders		104,104	71,646
Dantherm Power A/S non-controlling interests		(2,085)	(1,392)
Total equity		102,019	70,254
Total liabilities and equity		$151,740	$120,214

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Profit or Loss and Other Comprehensive Income
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Note	2014	2013	2014	2013
Revenues:
Product and service revenues		$18,471	$14,597	$32,463	$26,932
Cost of product and service revenues		13,930	11,361	24,392	20,758
Gross margin		4,541	3,236	8,071	6,174

Operating expenses:
Research and product development		3,556	4,142	6,554	9,438
General and administrative		2,896	2,874	5,676	5,869
Sales and marketing		2,000	1,922	3,895	3,858
Total operating expenses		8,452	8,938	16,125	19,165

Results from operating activities		(3,911)	(5,702)	(8,054)	(12,991)
Finance income (loss) and other	13	(215)	730	207	51
Finance expense	13	(234)	(493)	(476)	(920)
Net finance income (expense)		(449)	237	(269)	(869)
Gain on sale of property, plant and equipment		-	18	1	43
Impairment (loss) reversal on investment	17	1	(363)	(149)	(363)
Loss before income taxes		(4,359)	(5,810)	(8,471)	(14,180)
Income tax expense		(449)	-	(526)	-
Net loss from continuing operations for period		(4,808)	(5,810)	(8,997)	(14,180)
Net earnings (loss) from discontinued operations for period	6	-	-	320	(42)
Net loss for period		(4,808)	(5,810)	(8,677)	(14,222)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		13	(50)	12	220
Net gain on hedge of forward contracts		200	-	230	-
Other comprehensive income (loss), net of tax for period		213	(50)	242	220
Total comprehensive loss for period		$(4,595)	$(5,860)	$(8,435)	$(14,002)

Net income (loss) attributable to:
Ballard Power Systems Inc. from continuing operations		$(4,457)	$(5,203)	$(8,298)	$(13,139)
Ballard Power Systems Inc. from discontinued operations		-	-	320	(42)
Dantherm Power A/S non-controlling interest		(351)	(607)	(699)	(1,041)
Net loss for period		$(4,808)	$(5,810)	$(8,677)	$(14,222)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.		$(4,250)	$(5,230)	$(7,742)	$(13,054)
Dantherm Power A/S non-controlling interest		(345)	(630)	(693)	(948)
Total comprehensive loss for period		$(4,595)	$(5,860)	$(8,435)	$(14,002)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations		$(0.03)	$(0.05)	$(0.07)	$(0.14)
Discontinued operations		0.00	0.00	0.00	0.00
Net loss for period		$(0.03)	$(0.05)	$(0.07)	$(0.14)
Weighted average number of common shares outstanding		130,391,679	99,233,254	122,617,207	95,752,712

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2013	110,133,901	$866,574	$(118)	$296,368	$(1,091,187)	$9	$(1,392)	$70,254
Net loss	-	-	-	-	(7,978)	-	(699)	(8,677)
Acquisition of intangible assets (note 8)	5,121,507	20,307	-	-	-	-	-	20,307
Warrants exercised (note 12)	7,914,937	12,271	-	-	-	-	-	12,271
Exercise of convertible promissory note	4,761,905	4,000	-	(4,000)	-	-	-	-
(note 12)
Sale of treasury shares (note 12)	-	-	118	-	247	-	-	365
RSUs redeemed	545,709	835	-	(2,730)	-	-	-	(1,895)
Options exercised (note 12)	3,552,783	10,720	-	(3,938)	-	-	-	6,782
Share distribution plan	-	-	-	2,370	-	-	-	2,370
Other comprehensive income:
Foreign currency translation for foreign	-	-	-	-	-	6	6	12
operations
Net gain on hedge of forward contracts	-	-	-	-	-	230	-	230
Balance, June 30, 2014	132,030,742	$914,707	$-	$288,070	$(1,098,918)	$245	$(2,085)	$102,019

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2012	91,801,477	$845,630	$(313)	$291,184	$(1,074,181)	$92	$(4,410)	$58,002
Net loss	-	-	-	-	(13,181)	-	(1,041)	(14,222)
Additional investment in Dantherm Power A/S	-	-	-	-	-	-	1,319	1,319
Net Offering proceeds (note 12)	7,275,000	6,839	-	-	-	-	-	6,839
Proceeds on issuance of convertible	-	-	-	4,000	-	-	-	4,000
promissory note (note 12)
Purchase of treasury shares	-	-	(2)	-	-	-	-	(2)
DSUs redeemed	26,652	21	-	(53)	-	-	-	(32)
RSUs redeemed	98,156	159	201	(687)	106	-	-	(221)
Options exercised	112,901	181	-	(59)	-	-	-	122
Share distribution plan	-	-	-	1,619	-	-	-	1,619
Other comprehensive income:
Foreign currency translation for foreign	-	-	-	-	-	128	92	220
operations
Balance, June 30, 2013	99,314,186	$852,830	$(114)	$296,004	$(1,087,256)	$220	$(4,040)	$57,644

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2014	2013
Cash provided by (used for):

Operating activities:
Net loss for the period		$(8,677)	$(14,222)
Adjustments for:
Compensatory shares		1,681	1,817
Employee future benefits		4	36
Depreciation and amortization		2,645	2,800
Loss (gain) on decommissioning liabilities		52	(173)
Gain on sale of property, plant and equipment		(1)	(44)
Impairment loss (reversal) on property, plant and equipment	6	(320)	50
Impairment loss on investment	17	149	363
		(4,467)	(9,373)
Changes in non-cash working capital:
Trade and other receivables		(3,888)	(1,818)
Inventories		(431)	(2,996)
Prepaid expenses and other current assets		(747)	(206)
Trade and other payables		3,527	1,588
Deferred revenue		(2,956)	1,880
Warranty provision		(623)	(777)
		(5,118)	(2,329)
Cash used by operating activities		(9,585)	(11,702)

Investing activities:
Net decrease in short-term investments		-	12,068
Additions to property, plant and equipment		(444)	(118)
Net proceeds on sale of property, plant and equipment and other		1	197
Additions to intangible assets	8	(2,826)	-
Net proceeds from disposition of Material Products division	6	-	9,044
Net investments in associated company		-	(4)
		(3,269)	21,187

Financing activities:
Sale (purchase) of treasury shares	12	365	(2)
Payment of finance lease liabilities	11	(502)	(488)
Net repayment of bank operating line		-	(6,194)
Net proceeds on issuance of share capital from stock option exercises	12	6,782	122
Net proceeds on issuance of share capital from warrant exercises	12	12,271	-
Net Offering proceeds	12	-	6,839
Proceeds on issuance of share capital to Dantherm Power A/S		-	1,360
non-controlling interests
Proceeds on issuance of convertible promissory note	12	-	4,000
Proceeds on issuance of debt to Dantherm Power A/S non-controlling		-	899
interests
		18,916	6,536

Effect of exchange rate fluctuations on cash and cash equivalents held		8	(32)

Increase (decrease) in cash and cash equivalents		6,070	15,989
Cash and cash equivalents, beginning of period		30,301	9,770
Cash and cash equivalents, end of period		$36,371	$25,759

Supplemental disclosure of cash flow information (note 15).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale, service, and license of fuel cell products for a variety of applications, focusing on “commercial stage” markets of Telecom Backup Power and Material Handling, and “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six month periods ended June 30, 2014 comprise the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those followed in the most recent annual consolidated financial statements, except as described in note 3 below. As described in note 3, the Corporation has adopted new IFRS standards effective January 1, 2014. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on July 29, 2014.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Changes in accounting policies:

The accompanying financial information reflects the same accounting policies and methods of application as the Corporation’s consolidated financial statements for the year ended December 31, 2013, with the exception of the following new accounting standards that were issued by the IASB and adopted by the Corporation, effective January 1, 2014. Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current period.

(a)	Amendments to IAS 32 – Offsetting Financial Assets and Liabilities:

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities clarifies that an entity currently has a legally enforceable right to set-off if that right is:

	a)	not contingent on a future event; and

	b)	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties.

The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement.

The adoption of the amendments to IAS 32 does not have a material impact on the consolidated financial statements.

(b)	Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting:

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting add a limited exception to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

The adoption of the amendments to IAS 39 does not have a material impact on the consolidated financial statements.

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

The Corporation’s significant accounting policies are detailed in note 4 of the Corporation’s consolidated financial statements for the year ended December 31, 2013, with the exception of the new accounting standards adopted by the Corporation effective January 1, 2014, detailed in note 3 of these condensed consolidated interim financial statements.

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:

Revenues under certain contracts for product, licensing and engineering development services provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting, as appropriate. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Asset impairment:

The carrying amounts of the Corporation’s non-financial assets, other than inventories, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The Corporation’s most significant estimates and assumptions involve values associated with goodwill and intangible assets. These estimates and assumptions include those with respect to future cash inflows and outflows, discount rates, asset lives, and the determination of cash generating units. At least annually, the carrying value of goodwill and intangible assets is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. This review involves significant estimation uncertainty, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(c)	Warranty provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability.

Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(f)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Recent accounting pronouncements:

An overview of accounting standard changes that the Corporation will be required to adopt in future years was disclosed in the Corporation’s consolidated financial statements for the year ended December 31, 2013, with the exception of the following new accounting standard change (IFRS 15) and update to previously disclosed accounting standard change (IFRS 9).

(a)	IFRS 15 – Revenue from Contracts with Customers:

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption.

The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2017. The extent of the impact of adoption has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Recent accounting pronouncements (cont’d):

(b)	IFRS 9 – Financial Instruments:

In November 2009, the IASB issued IFRS 9 Financial Instruments (“IFRS 9 (2009)”), and in October 2010, the IASB published amendments to IFRS 9 (“IFRS 9 (2010)”). In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (“IFRS 9 (2013)”).

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities.

IFRS 9 (2013) includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

IFRS 9 (2013) also removed the January 1, 2015 effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized; however, in February 2014, the IASB tentatively decided that IFRS 9 would be mandatorily effective for fiscal years beginning on or after January 1, 2018.

The Corporation intends to adopt IFRS 9 in its financial statements for the fiscal year beginning January 1, 2018. The extent of the impact of adoption has not yet been determined.

6.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for net cash proceeds of $9,044,000 after deducting for working capital adjustments, brokers commissions and expenses, and legal and other expenses. During the three months ended March 31, 2014, the Corporation received additional proceeds of $320,000 payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers based on 2013 results of the former Material Products division. The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment, and were recorded in net earnings (loss) from discontinued operations.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.	Inventories:

During the three and six months ended June 30, 2014, the write-down of inventories to net realizable value amounted to $616,000 and $621,000 (2013 - $68,000 and $192,000), respectively. There were no reversals of previously recorded write-downs during the three and six months ended June 30, 2014 and 2013. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

8.	Intangible assets:

On April 24, 2014, the Corporation acquired the transportation and stationary related fuel cell intellectual property assets of United Technologies Corporation (“UTC”) for total consideration of $22,306,775. The acquired assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology. As consideration for the acquired intellectual property assets, UTC received 5,121,507 of the Corporation’s common shares valued at $20,306,775, $2,000,000 in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion of royalties on the Corporation’s future intellectual property licensing income generated from the combined intellectual property portfolio for a period of 15 years. The acquired intellectual property is being amortized over its estimated useful life of 15 years. Since the acquisition, an additional $396,000 has been incurred to prepare the intellectual property for use, which has been capitalized and is being amortized over the estimated 15 year useful life.

On June 25, 2014, the Corporation acquired the material handling intellectual property portfolio of H2 Logic A/S for total consideration of $430,000.

Intangible assets		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2014	$46,329	$43,613	$2,716
Acquisition of intangible assets	23,133	-	23,133
Amortization	-	864	(864)
At June 30, 2014	$69,462	$44,477	$24,985

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. For the three and six months ended June 30, 2014, amortization of $557,000 and $864,000 (2013 - $390,000 and $697,000), respectively was recorded. There were no impairment losses recorded during the three and six months ended June 30, 2014 and 2013.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.	Trade and other payables:

		June 30,	December 31,
		2014	2013
	Trade accounts payable	$7,340	$2,154
	Compensation payable	3,561	5,133
	Other liabilities	4,029	3,819
	Taxes payable	818	378
		$15,748	$11,484

10.	Provisions:

		June 30,	December 31,
		2014	2013
	Restructuring charges	$15	$237
	Warranty	5,959	6,582
	Current	$5,974	$6,819

	Non-current decommissioning liabilities	$4,908	$4,857

11.	Finance lease liability:

The Corporation has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment. Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions. The Corporation leases certain assets under finance lease agreements, which have imputed interest rates ranging from 2.25% to 7.35% per annum and expire between December 2014 and February 2025. At June 30, 2014, $1,456,000 (December 31, 2013 – $1,772,000) was outstanding on the Leasing Facility which is included in the finance lease liability.

The remaining $10,173,000 finance lease liability relates to the lease of the Corporation’s head office building.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At June 30, 2014, the outstanding deferred gain was $4,504,000 (December 31, 2013 - $4,734,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Equity:

(a)	Share capital:

On April 24, 2014, the Corporation issued 5,121,507 of its common shares valued at $20,306,775 to UTC as part of the consideration for acquired intellectual property assets (note 8).

On March 26, 2013, the Corporation closed an underwritten offering (“Offering”) of 7,275,000 units at a price of $1.10 per unit for gross Offering proceeds of $8,003,000. Each unit in the Offering was comprised of one common share and one warrant to purchase one common share. Each warrant is exercisable immediately upon issuance having a 5-year term and an exercise price of $1.50 per share. Net proceeds from the Offering were $6,839,000 after deducting for underwriting discounts, commissions, and other offering expenses, legal and accounting fees, and previously incurred costs related to the 2012 base shelf prospectus under which the units were issued.

Gross Offering proceeds (7,275,000 shares at $1.10 per share)	$8,003
Less: Underwriting expenses	(642)
Less: Other financing expenses	(522)
Net Offering proceeds	$6,839

At June 30, 2014, 132,030,742 common shares were issued and outstanding.

(b)	Share purchase warrants:

During the three and six months ended June 30, 2014, 299,400 and 7,914,937 warrants were exercised for net proceeds of $554,000 and $12,271,000, respectively.

	Exercise price of	Exercise price of	Total
Warrants	$1.50	$2.00	Warrants
At December 31, 2013	7,275,000	2,587,500	9,862,500
Warrants exercised	(7,027,437)	(887,500)	(7,914,937)
At June 30, 2014	247,563	1,700,000	1,947,563

At June 30, 2014, 1,947,563 share purchase warrants were issued and outstanding.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Equity (cont’d):

(c)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued development and commercial advancement of the Corporation’s fuel cell products in target market applications. The investment took the form of a 5-year non-interest bearing convertible promissory note (“Note”). The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. The conversion, or repayment price, was set at a fixed price of $0.84 per share which was equal to a 20% discount to the market price of the shares on the closing date of the agreement.

In March 2014, Anglo exercised its option and converted the Note into 4,761,905 common shares. The conversion right and $4,000,000 proceeds received in 2013 were accounted for as a single equity instrument and originally recorded in contributed surplus, which has been reclassified to share capital upon the issuance of the common shares in March 2014.

(d)	Share options:

During the three and six months ended June 30, 2014, 338,239 and 3,552,783 options were exercised for proceeds of $630,000 and $6,782,000, respectively.

During the three and six months ended June 30, 2014, options to purchase nil and 1,367,507 (2013 – nil and 1,081,250) common shares were granted with a weighted average fair value of $nil and $1.73 (2013 – $nil and $0.63). The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

Three and six months ended June 30,
	2014	2013
Expected life	4 years	5 years
Expected dividends	Nil	Nil
Expected volatility	68%	63%
Risk-free interest rate	1%	1%

As at June 30, 2014 and 2013, options to purchase 4,331,094 and 7,050,284 common shares, respectively, were outstanding. During the three and six months ended June 30, 2014, compensation expense of $397,000 and $671,000 (2013 - $209,000 and $464,000) was recorded in net income, respectively, based on the grant date fair value of the awards recognized over the vesting period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Equity (cont’d):

(e)	Deferred share units:

As at June 30, 2014 and 2013, 852,370 and 516,510 deferred share units (“DSUs”), respectively, were outstanding. During the three and six months ended June 30, 2014, 19,274 and 236,106 DSUs were issued, respectively. During the three and six months ended June 30, 2014, $78,000 and $155,000 of compensation was recorded in net income relating to 19,274 and 36,796 DSUs granted during the respective periods. For the remaining 199,310 DSUs granted during the six months ended June 30, 2014, estimated compensation expense of $737,000 was recorded in net income in 2013. Upon the issuance of the DSUs in 2014, an $18,000 adjustment increasing net income was recorded.

During the three and six months ended June 30, 2013, 36,403 and 109,219 DSUs were issued, respectively. During the three and six months ended June 30, 2013, $135,000 and $339,000 of compensation expense was recorded in net income, of which $67,000 and $141,000 related to DSUs granted during the respective periods. The remaining $68,000 and $198,000 related to compensation expense expected to be earned for DSUs not yet issued.

(f)	Restricted share units:

As at June 30, 2014 and 2013, 1,953,777 and 3,214,917 restricted share units (“RSUs”), respectively, were outstanding. During the three and six months ended June 30, 2014, nil and 544,894 (2013 – nil and 1,327,266) RSUs were issued and compensation expense of $445,000 and $873,000 (2013 - $557,000 and $1,014,000) was recorded in net income. Each RSU is convertible into one common share. The RSUs vest after a specific number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria.

In March 2014, the Corporation sold its remaining 65,441 treasury shares as no RSUs remained outstanding under the market purchase RSU plan. As of June 30, 2014, the Corporation held no treasury shares.

13.	Finance income and expense:

	Three months ended		Six months ended
		June 30,		June 30,
	2014	2013	2014	2013
Investment income	$30	$31	$57	$62
Settlement of TPC funding obligation	-	-	-	(1,197)
Pension costs	(45)	(127)	(90)	(127)
Foreign exchange gain (loss)	(200)	826	240	1,313
Finance income (loss) and other	$(215)	$730	$207	$51
Finance expense	$(234)	$(493)	$(476)	$(920)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.	Finance income and expense (cont’d):

On January 15, 2013, the Corporation reached an agreement with Technology Partnerships Canada (“TPC”) to terminate all existing and future potential royalties payable in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 2) in exchange for a final repayment to TPC of CDN $1,930,000, payable in four quarterly installments in 2013. On settlement with TPC, the Corporation recorded a charge of $1,197,000 (CDN $1,209,000) to finance income (loss) and other, representing the excess of the settlement amount of CDN $1,930,000 over royalty amounts previously accrued as of the date of settlement of CDN $721,000. As of June 30, 2014, the settlement was fully paid and no liability remained outstanding.

14.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

				June 30,	December 31,
	Balances with related parties:			2014	2013
	Trade payables			$131	$110
	Interest payable			$33	$24
	Revolving credit facility			$547	$549

		Three months ended		Six months ended
	Transactions during the period with related		June 30,		June 30,
	parties:	2014	2013	2014	2013
	Purchases	$60	$28	$99	$69
	Finance expense	$9	$85	$17	$173

15.	Supplemental disclosure of cash flow information:

	Six months ended June 30,
Non-cash financing and investing activities:	2014	2013
Compensatory shares	$835	$180
Shares issued for acquisition of intangible assets (note 8)	$20,307	$-

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale, service, and licensing of fuel cell products for “commercial stage” markets of Telecom Backup Power and Material Handling and for “development stage” markets of Bus and Distributed Generation, as well as the provision of Engineering Services for a variety of fuel cell applications.

17.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, trade and other payables, and finance lease liability. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying value because of the short-term nature of these instruments. The Corporation’s investments (note 17(c)) are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates its fair value.

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i) Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii) Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii) Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

(b)	Carrying value:

As of June 30, 2014, the carrying values of the Corporation’s financial instruments approximate their fair values. For the Corporation’s non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made as of June 30, 2014.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2014 and 2013
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.	Financial instruments (cont’d):

(c)	Investments:

Investments are comprised of the following:

	June 30, 2014		December 31, 2013
		Percentage		Percentage
	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$-	0%	$150	15.0%
Other	7		7
	$7		$157

The Corporation’s 15% ownership share in Chrysalix Energy Limited Partnership (“Chrysalix”) has been accounted for as an available-for-sale financial asset and recorded at fair value. In March 2014, the Corporation wrote-off the remaining value of Chrysalix of $150,000 to its estimated net realizable value of $nil. On June 30, 2014, the operations of Chrysalix were terminated and the company was dissolved. A nominal $1,000 final cash distribution was received upon dissolution, which was recorded against the previously recognized impairment loss, resulting in a net impairment loss of $149,000 recognized during the six months ended June 30, 2014.